Exhibit 77C
Results of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on October 24, 2012.  At this meeting, shareholders voted on the election of Trustees.

With regard to the election of the following Class III Trustees by common shareholder of the Fund:

		# of Shares
	In Favor	Against	Withheld
Tracy V. Maitland	21,872,394	818,408	479,677

With regard to the election of the following Trustees by preferred shareholder of the Fund:

		# of Shares
	In Favor	Against	Withheld
Tracy V. Maitland	6,572	2	0
Ronald A. Nyberg	6,572	2	0
Michael A. Smart	6,572	2	0

The other Trustees of the Fund whose terms did not expire in 2012 are Randall C. Barnes, Daniel L. Black, Derek Medina and Gerald L. Seizert.